                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February 2004


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X   Form 40-F
                                   ---            ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes      No  X
                                   ---     ---

         Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

         Exhibit 99.1: a corporate disclosure on the progress of the Company's proposed acquisition of the broadband Internet business of Dreamline Corporation, filed with the Financial Supervisory Commission of Korea and Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on February 2, 2004;

         Exhibit 99.2: a disclosure on inquiry on the progress of the Company's possible acquisition of Dreamline's broadband Internet access business in Suwon, Ohsan, Byungjum and Gunpho areas, filed with the KOSDAQ on February 5, 2004; and

         Exhibit 99.3: a corporate disclosure on the Company's termination of the basic contract dated September 26, 2003 for the acquisition of Dreamline's broadband Internet business in Suwon, Ohsan, Byungjum and Gunpho areas due to Dreamline's failure to enter into definitive contracts therefor, filed with the Financial Supervisory Commission and the KOSDAQ on February 6, 2004.

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HANARO TELECOM, INC.



Date: February 9, 2004               By:  /s/ Soon-Yub Samuel Kwon
                                          -----------------------------------
                                          Name:  Soon-Yub Samuel Kwon
                                          Title: Senior Executive Vice President

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
99.1:             a corporate disclosure on the progress of the Company's
                  proposed acquisition of the broadband Internet business of
                  Dreamline Corporation, filed with the Financial Supervisory
                  Commission and Korea Securities Dealers Association Automated
                  Quotation Market ("KOSDAQ") on February 2, 2004.

99.2: a disclosure on inquiry on the progress of the Company's possible acquisition of Dreamline's broadband Internet access business in Suwon, Ohsan, Byungjum and Gunpho areas, filed with the KOSDAQ on February 5, 2004.

99.3: a corporate disclosure on the Company's termination of the basic contract dated September 26, 2003 for the acquisition of Dreamline's broadband Internet business in Suwon, Ohsan,
                  Byungjum and Gunpho areas due to Dreamline's failure to enter into definitive contracts therefor, filed with the Financial
                  Supervisory Commission and the KOSDAQ on February 6, 2004.